New Found Gold Delivers Key Milestone at Queensway Gold Project:

Enters into Phase 1 EPCM Contract

Vancouver, BC, January 26, 2026 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce key advancements at its 100%-owned Queensway Gold Project ("Queensway" or the "Project") in Newfoundland and Labrador, Canada, which includes entering into a Phase I engineering, procurement and construction management services ("EPCM") contract.

Highlights of Key Project Advancements:

  EPCM Scope: The Company has entered into an EPCM contract with WSP Canada Inc., a world-leading professional services and engineering consulting firm, for Queensway Phase 1 project development as outlined in the Company's 2025 preliminary economic assessment ("PEA")1. The scope of work includes Queensway site development and detailed engineering for an offsite milling facility.

  Offsite Mill Selection: The Company owns the fully permitted Pine Cove Mill ("Pine Cove") and Nugget Pond Hydrometallurgical Gold Plant, both located in central Newfoundland. EPCM work will include upgrading and expanding Pine Cove for Queensway Phase 1 to benefit from the synergies of processing both Hammerdown and Queensway Phase 1 feed from a single facility.

  Environmental Assessment: The Company has substantially completed its environmental baseline work at Queensway and plans to submit an Environmental Registration ("ER") to the Newfoundland and Labrador ("NL") Department of Environment, Conservation and Climate Change in late Q1/26. The ER serves to initiate the environmental assessment ("EA") process for the Project, as per the NL Environmental Protection Act. Updates on the status of the EA process will be provided when available.

  Project Finance: As previously announced, the Company has engaged Cutfield Freeman & Co. Ltd., an independent global mining finance advisory firm, to act as its project finance advisor with the objective of selecting the optimal financing package for the initial capital expenditure required to fund Queensway Phase 1 production2.

  Technical Report: the Company plans to file an updated Technical Report, which will include an updated mineral resource estimate, in mid-2026.

  Timeline: The Queensway Phase 1 project finance process is ongoing and EPCM work is underway with the objective of achieving first gold pour from Queensway Phase I in H2/27, pending receipt of all required permits.

Keith Boyle, CEO of New Found Gold stated "Commencing EPCM work is a key milestone in advancing Queensway. We believe our rapid timeline from initial mineral resource in early 2025 to a planned first gold pour in late 2027 is supported by a unique combination of factors, namely: significant drilling and technical work completed on a deposit with an at-surface, high-grade core; ownership of the recently acquired Pine Cove operation, equipped with a fully permitted milling and tailings facilities; and being located in a mining-positive region. Newfoundland and Labrador is a jurisdiction ranked in the top 10 globally in the Fraser Institute's 2024 Annual Survey of Mining Companies and offers excellent access, infrastructure and a skilled labour force. Having executed on a number of key steps in 2025 and building a strong technical and operating team over the past year has put the Company in an excellent position to accelerate the development of Queensway in a strong gold price environment."

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1 for additional information see the Company's news release dated July 21, 2025.

2 for additional information see the Company's news release dated November 28, 2025.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Keith Boyle, P.Eng., CEO, and a Qualified Person as defined under National Instrument 43-101. Mr. Boyle consents to the publication of this press release by New Found Gold. Mr. Boyle certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in Queensway and owns the Hammerdown Operation, Pine Cove Operation and Nugget Pond Hydrometallurgical Gold Plant. The Company is currently focused on advancing Queensway to production and bringing the Hammerdown Operation into steady-state gold production.

In July 2025, the Company completed a PEA at Queensway (see New Found Gold news release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential that covers a +110 km strike extent along two prospective fault zones at Queensway.

New Found Gold has a new board of directors and management team and a solid shareholder base which includes cornerstone investor Eric Sprott. The Company is focused on growth and value creation.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company's website at www.newfoundgold.ca, contact us through our investor inquiry form at  https://newfoundgold.ca/contact/contact-us/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp, https://x.com/newfoundgold

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including relating to WSP's engagement to provide EPCM services for Queensway Phase 1 project development; the expected start of the EPCM work in Q1/26; the planned work on Pine Cove for Queensway Phase 1; the expected submission of an ER to the NL Department of Environment, Conservation and Climate Change in late Q1/26; the future updates on the status of the EA process; the anticipated filing of an updated Queensway technical report; and the expected first gold pour from Queensway Phase I, pending receipt of all required permits. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts, they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.